October 1, 2024

Zhi Yang
Chief Executive Officer
ESG Inc.
523 School House Road
Kennett Square, PA 19348

       Re: ESG Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed September 20, 2024
           File No. 333-281681
Dear Zhi Yang:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 3, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1
Cover Page

1. We note your response to prior comment 1 and the revised disclosure on your cover page.
       We reissue our comment in full. Please revise your disclosure further to disclose the specific date that your best efforts offering will end, so that it is clear to investors when this offering will terminate. Refer to Item 501(b)(8)(iii) of Regulation S-K for
       guidance.
2. We note your response to prior comment 8 and the revised disclosure on your cover page.
       We reissue our comment in part. Please revise your disclosure to provide a description of how the Company will settle amounts owed under the WFOE structure. In this regard, you may provide a cross-reference to your disclosure on page 7 which describes this process.
 October 1, 2024
Page 2
Prospectus Summary, page 2

3. We note your response to prior comment 11. Please revise your graphic on page 2 to note, as you do in your response, that Anhui Hongrenyuanda Agriculture Information
       Consulting Co., Ltd. holds the remaining ownership interest in Funan Allied United
       Farmer Products Co., Ltd. Additionally, please clarify whether Anhui Hongrenyuanda
       Agriculture Information Consulting Co., Ltd. is a subsidiary of ESG Inc.
4. We note your response to prior comment 12 and your revised disclosure. As requested by prior comment 12, please address the risks requested in that comment in your prospectus summary.
Exhibits

5. Please have your auditor revise its consent in Exhibit 23.1 to include a statement acknowledging the reference of their name as an expert in accounting and auditing on page 61 of the filing. Refer to Rule 436 of Regulation C.

       Please contact Joshua Gorsky at 202-551-7836 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:   Matt Stout, Esq.